SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 22, 2014

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated January 22, 2014: Nokia provides historical results information for its continuing operations reflecting the new financial reporting structure

STOCK EXCHANGE RELEASE
January 22, 2014

Nokia provides historical results information for its continuing operations reflecting the new financial reporting structure

Nokia Corporation
Stock Exchange Release
January 22, 2014 at 12.40 (CET +1)

Espoo, Finland — As announced on January 16, 2014, Nokia will publish its fourth quarter 2013 and full year 2013 results report on Thursday January 23, 2014 at approximately 1pm Finnish time in a new reporting format.

After receiving shareholder approval of the pending sale of substantially all of its Devices & Services business at our Extraordinary General Meeting in November last year, Nokia is reporting substantially all of its Devices & Services business as discontinued operations in its fourth quarter 2013 and full year 2013 results report.

Nokia’s continuing operations consist of three businesses: Nokia Solutions and Networks (NSN), HERE and Advanced Technologies. Nokia will report financial information for a total of four reportable segments - Mobile Broadband and Global Services within NSN, HERE, and Advanced Technologies - and, additionally, separate information for the discontinued operations.

Nokia provides below, for comparability purposes, certain historical results (on an unaudited basis) for its continuing operations reflecting the new reporting structure on a reported and non-IFRS* basis. Quarterly information is provided for the fourth quarter 2012 through the third quarter 2013, while annual information is provided for the full year 2012.

It should be noted that this information for past periods is provided for historical comparative purposes. As is customary, certain judgments have been made when regrouping historical results information and allocating items in the regrouped results. It should also be noted that the information provided herein is historical and therefore does not indicate future performance.

NOKIA CONTINUING OPERATIONS Q4 2012, FULL YEAR 2012, Q1, Q2 AND Q3 2013 (REPORTED)

SEGMENT INFORMATION AND ELIMINATIONS

Fourth quarter 2012, reported, EUR million

(un-audited)

	Mobile Broadband 10-12/2012	Global Services 10-12/2012	Nokia Solutions and Networks Other 10-12/2012	Nokia Solutions and Networks 10-12/2012	HERE 10-12/2012	Advanced Technologies 10-12/2012	Corporate Common 10-12/2012	Eliminations 10-12/2012	Nokia Continuing Operations 10-12/2012

Net sales	1 776	1 979	233	3 988	278	151		-4	4 413

Costs and expenses	-1 478	-1 747	-237	-3 462	-325	-51	-50	4	-3 884

Other income and expenses	0	0	-274	-274	-9		83		-200

Contribution	298	232	-278
% of net sales	16.8	11.7	-119.3

Operating profit/loss				252	-56	100	33	0	329
% of net sales				6.3	-20.1	66.2	—	—	7.5

Full year 2012, reported. EUR million

(unaudited)

	Mobile Broadband 1-12/2012	Global Services 1-12/2012	Nokia Solutions and Networks Other 1-12/2012	Nokia Solutions and Networks 1-12/2012	HERE 1-12/2012	Advanced Technologies 1-12/2012	Corporate Common 1-12/2012	Eliminations 1-12/2012	Nokia Continuing Operations 1-12/2012

Net sales	6 043	6 929	807	13 779	1 103	534		-16	15 400

Costs and expenses	-5553	-6595	-1 136	-13 284	-1 374	-206	-136	16	-14 984

Other income and expenses	0	0	-1 290	-1 290	-30	-3	86		-1 237

Contribution	490	334	-1 619
% of net sales	8.1	4.8	-200.6

Operating loss/profit				-795	-301	325	-50	—	-821
% of net sales				-5.8	-27.3	60.9	—	—	-5.3

First quarter 2013, reported, EUR million

(unaudited)

	Mobile Broadband 1-3/2013	Global Services 1-3/2013	Nokia Solutions and Networks Other 1-3/2013	Nokia Solutions and Networks 1-3/2013	HERE 1-3/2013	Advanced Technologies 1-3/2013	Corporate Common 1-3/2013	Eliminations 1-3/2013	Nokia Continuing Operations 1-3/2013

Net sales	1 244	1 423	137	2 804	216	124		-4	3 140

Costs and expenses	-1 115	-1 343	-221	-2 679	-308	-50	-28	4	-3 061

Other income and expenses	0	0	-122	-122	-5	0	19		-108

Contribution	129	80	-206
% of net sales	10.4	5.6	-150.4

Operating loss/profit				3	-97	74	-9	0	-29
% of net sales				0.1	-44.9	59.7	—	—	-0.9

Second quarter 2013, reported, EUR million

(unaudited)

	Mobile Broadband 4-6/2013	Global Services 4-6/2013	Nokia Solutions and Networks Other 4-6/2013	Nokia Solutions and Networks 4-6/2013	HERE 4-6/2013	Advanced Technologies 4-6/2013	Corporate Common 4-6/2013	Eliminations 4-6/2013	Nokia Continuing Operations 4-6/2013

Net sales	1 281	1 459	41	2 781	233	145		-4	3 155

Costs and expenses	-1169	-1244	-82	-2 495	-311	-54	-31	4	-2 887

Other income and expenses	0	0	-278	-278	-11	-1	34		-256

Contribution	112	215	-319
% of net sales	8.7	14.7	-778.0

Operating profit/loss				8	-89	90	3	—	12
% of net sales				0.3	-38.2	62.1	—	—	0.4

Third quarter 2013, reported, EUR million

(unaudited)

	Mobile Broadband 7-9/2013	Global Services 7-9/2013	Nokia Solutions and Networks Other 7-9/2013	Nokia Solutions and Networks 7-9/2013	HERE 7-9/2013	Advanced Technologies 7-9/2013	Corporate Common 7-9/2013	Eliminations 7-9/2013	Nokia Continuing Operations 7-9/2013

Net sales	1 259	1 331	2	2 592	211	140		-4	2 939

Costs and expenses	-1 197	-1 167	-24	-2 388	-193	-57	-25	4	-2 659

Other income and expenses	0	0	-38	-38	-4	0	24		-18

Contribution	62	164	-61
% of net sales	4.9	12.3

Operating profit/loss				166	14	83	-1	0	262
% of net sales				6.4	6.6	59.3	—	—	8.9

NOKIA CONTINUING OPERATIONS Q4 2012, FULL YEAR 2012, Q1, Q2 AND Q3 2013 (NON-IFRS)

SEGMENT INFORMATION AND ELIMINATIONS

Fourth quarter 2012, non-IFRS, EUR million

(unaudited)

	Mobile Broadband 10-12/2012	Global Services 10-12/2012	Nokia Solutions and Networks Other 10-12/2012	Nokia Solutions and Networks 10-12/2012	HERE 10-12/2012	Advanced Technologies 10-12/2012	Corporate Common 10-12/2012	Eliminations 10-12/2012	Nokia Continuing Operations 10-12/2012

Net sales	1 776	1 979	233	3 988	278	151	0	-4	4 413

Costs and expenses	-1 478	-1 747	-170	-3 395	-239	-51	-50	4	-3 731

Other income and expenses	0	0	-17	-17	1	0	4	0	-12

Contribution	298	232	46
% of net sales	16.8	11.7	19.7

Operating profit/loss				576	40	100	-46	0	670
% of net sales				14.4	14.4	66.2	—	—	15.2

Full year 2012, non-IFRS. EUR million

(unaudited)

	Mobile Broadband 1-12/2012	Global Services 1-12/2012	Nokia Solutions and Networks Other 1-12/2012	Nokia Solutions and Networks 1-12/2012	HERE 1-12/2012	Advanced Technologies 1-12/2012	Corporate Common 1-12/2012	Eliminations 1-12/2012	Nokia Continuing Operations 1-12/2012

Net sales	6 043	6 929	807	13 779	1 104	534	0	-16	15 401

Costs and expenses	-5 553	-6 595	-806	-12 954	-951	-206	-136	16	-14 231

Other income and expenses	0	0	-43	-43	1	1	13	0	-28

Contribution	490	334	-42
% of net sales	8.1	4.8	-5.2

Operating profit/loss				782	154	329	-123	—	1 142
% of net sales				5.7	13.9	61.6	—	—	7.4

First quarter 2013, non-IFRS, EUR million

(unaudited)

	Mobile Broadband 1-3/2013	Global Services 1-3/2013	Nokia Solutions and Networks Other 1-3/2013	Nokia Solutions and Networks 1-3/2013	HERE 1-3/2013	Advanced Technologies 1-3/2013	Corporate Common 1-3/2013	Eliminations 1-3/2013	Nokia Continuing Operations 1-3/2013

Net sales	1 244	1 423	137	2 804	216	124	0	-4	3 140

Costs and expenses	-1115	-1343	-157	-2 615	-221	-50	-28	4	-2 910

Other income and expenses	0	0	7	7	0	0	20	0	27

Contribution	129	80	-13
% of net sales	10.4	5.6	-9.5

Operating profit/loss				196	-5	74	-8	0	257
% of net sales				7.0	-2.3	59.7	—	—	8.2

Second quarter 2013, non-IFRS, EUR million

(unaudited)

	Mobile Broadband 4-6/2013	Global Services 4-6/2013	Nokia Solutions and Networks Other 4-6/2013	Nokia Solutions and Networks 4-6/2013	HERE 4-6/2013	Advanced Technologies 4-6/2013	Corporate Common 4-6/2013	Eliminations 4-6/2013	Nokia Continuing Operations 4-6/2013

Net sales	1 281	1 459	41	2 781	234	145	0	-4	3 156

Costs and expenses	-1169	-1244	-70	-2 483	-225	-54	-31	4	-2 789

Other income and expenses	0	0	30	30	-1	1	34	0	64

Contribution	112	215	1
% of net sales	8.7	14.7	2.4

Operating profit/loss				328	8	92	3	—	431
% of net sales				11.8	3.4	63.4	—	—	13.7

Third quarter 2013, non-IFRS, EUR million

(unaudited)

	Mobile Broadband 7-9/2013	Global Services 7-9/2013	Nokia Solutions and Networks Other 7-9/2013	Nokia Solutions and Networks 7-9/2013	HERE 7-9/2013	Advanced Technologies 7-9/2013	Corporate Common 7-9/2013	Eliminations 7-9/2013	Nokia Continuing Operations 7-9/2013

Net sales	1 259	1 331	2	2 592	211	140	0	-4	2 939

Costs and expenses	-1 197	-1 167	-11	-2 375	-190	-56	-25	4	-2 642

Other income and expenses	0	0	1	1	-1	0	47	0	47

Contribution	62	164	-9
% of net sales	4.9	12.3

Operating profit/loss				218	20	84	22	0	344
% of net sales				8.4	9.5	60.4	—	—	11.7

*In addition to information on Nokia’s reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (1) the formation of Nokia Siemens Networks and (2) all business acquisitions completed after June 30, 2008. Nokia believes that its non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia and its underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. In this pro forma information Nokia’s non-IFRS results as described above are also presented on a pro forma basis.

These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. We provide more information in the non-IFRS measures in the respective results reports.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal